UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 SCHEDULE 13G**

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 1)*

                               BONDED MOTORS, INC.
                                (Name of Issuer)

                                  Common Stock
                         (Title of Class of Securities)

                                    97894109
                                 (CUSIP Number)

                                December 31, 1998
             (Date of Event Which Requires Filing of this Statement)

         Check the  appropriate box to designate the rule pursuant to which this
Schedule is filed:

         /X/      Rule 13d-1(b)
         / /      Rule 13d-1(c)
         / /      Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

**The total number of shares reported herein is 220,050 shares, which constitutes approximately 7.2% of the total number of shares outstanding. All ownership percentages set forth herein assume that there are 3,066,040 shares outstanding.

CUSIP No. 97894109


1.        Name of Reporting Person:

         Corbin & Company   (Tax ID: 75-2421966)


2. Check the Appropriate Box if a Member of a Group:
                                                    (a)     /   /
                                                    (b)     /   /

3.        SEC Use Only


4.       Citizenship or Place of Organization:       Texas

                           5.       Sole Voting Power:     -0-
Number of
Shares
Beneficially      6.       Shared Voting Power:   220,050 (1)
Owned By
Each
Reporting                  7.       Sole Dispositive Power:     -0-
Person
With
                           8.       Shared Dispositive Power:   220,050 (1)


9.        Aggregate Amount Beneficially Owned by Each Reporting Person:

         220,050

10.       Check Box if the Aggregate Amount in Row (9) Excludes Certain
          Shares:    /  /


11.      Percent of Class Represented by Amount in Row (9):     7.2%


12.      Type of Reporting Person:  IA


- - - - - - - - - - - - - - - - - - - - - - - - - - - -
     (1) Power is exercised through its Chairman, President and Chief Investment Officer, David A. Corbin.

         Pursuant to Rule 13d-2(b) of Regulation 13D-G of the General Rules and Regulations under the Act, the undersigned hereby amends its Schedule 13G Statement dated November 5, 1998 (the "Schedule 13G"), relating to the Common Stock, no par value, of Bonded Motors, Inc.

         Unless otherwise indicated, all defined terms used herein shall have the same meanings as those set forth in the Schedule 13G.


Item 4.  Ownership.

         Item 4 is hereby amended and restated in its entirety to read as follows:

         (a) - (b)

         Reporting Person

         Pursuant to Rule 13d-3(a), the Reporting Person is the beneficial owner of 220,050 shares of the Stock, which constitutes approximately 7.2% of the outstanding shares of Stock.

         Controlling Person

         As Chairman, President and Chief Investment Officer of Corbin & Co., Corbin has the shared power to vote or to direct the vote and to dispose or to direct the disposition of 220,050 shares of the Stock.


         (b) - (c)

         CORBIN & CO.

         Corbin & Co. is a Texas corporation, the principal business of which is providing investment advisory services to third parties. The principal address of Corbin & Co., which also serves as its principal office, is 6300 Ridglea Place, Suite 1111, Fort Worth, Texas 76116.

     To the best knowledge of the Reporting Person, other than as set forth above, none of the persons named in Item 2 herein is the beneficial owner of any shares of the Stock.

Item 5.  Ownership of Five Percent or Less of a Class.

                  Not applicable.

Item 6.         Ownership of More than Five Percent on Behalf of Another Person.

         All of the shares of the Stock reported herein are owned by Corbin & Co.'s advisory clients, who have the sole right to receive and the sole power to direct the receipt of dividends from, or the proceeds from the sale of, such shares of the Stock. To the best knowledge of Corbin & Co., no client of Corbin & Co. has an interest in dividends or sale proceeds that relates to 5% or more of the outstanding shares of the Stock.


Item 10.          Certification.

      By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business, and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

         DATED:   February 10, 1999

                                            Corbin & Company

                                            By: /s/ Barbara E. Shields
                                                Vice President for Client
                                                Relations and Legal Affairs